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               UNITED STATES                           OMB APPROVAL
      SECURITIES AND EXCHANGE COMMISSION       -----------------------------
           Washington, D.C. 20549              OMB Number:        3235-0058
                                               Expires:    January 31, 2005
                                               Estimated average burden
                 FORM 12b-25                   hours per response ..... 2.50
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        NOTIFICATION OF LATE FILING                   SEC FILE NUMBER
                                                           0-19041
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                                                        CUSIP NUMBER
                                                         024611 10 5
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(Check One):| |Form 10-K  | |Form 20-F | |Form 11-K  |X|Form 10-Q  | |Form N-SAR


     For Period Ended:  June 30, 2002
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION


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Full Name of Registrant

       American Biogenetic Sciences, Inc.
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Former Name if Applicable


        1375 Akron Street
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Address of Principal Executive Office (Street and Number)


        Copiague, New York  11726
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Richard A. Rubin               212                    704-6130
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              (Name)                  (Area Code)          (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
     15(d) of the Securities Exchange |X| Act of 1934 or Section
     30 of the Investment Company Act of 1940 during the
     preceding 12 months or for such shorter period that the
     registrant was required to file such report(s) been filed?        YES   NO
     If answer is no, identify report(s).                              [X]   [ ]

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
     year will be reflected by the earnings statements to be           YES   NO
     included in the subject report or portion thereof?                [X]   [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT A
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                       American Biogenetic Sciences, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 15, 2002             By /s/ Timothy J. Roach
     --------------------------       ------------------------------------------
                                      Name:  Timothy J. Roach
                                      Title: Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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                                  ATTACHMENT A


PART III

As a result of Registrant's lack of success to date in its efforts to license or sell product lines or patents or obtain other financings, and its current consideration of other alternatives, Registrant is reviewing the carrying value of its patents and inventories.

PART IV

Registrant expects to report a significant reduction in both revenues and net loss in the three and six months ended June 30, 2002 from the comparable periods in 2001. However, the fiscal 2002 net loss may be increased as a result of any reduction in carrying values of patent costs and/or inventories discussed above. Before giving effect to any reduction in carrying values, patent costs, net of accumulated amortization, approximated $1,895,000 and inventories approximated $322,000 at June 30, 2002.